

May 27, 2011

<u>Via E-mail</u>
Richard J. Heckmann
Chief Executive Officer
Heckmann Corporation
75080 Frank Sinatra Drive
Palm Desert, CA 92211

> **Re: Heckmann Corporation**
> **Form 8-K**
> **Filed March 14, 2011**
> **Correspondence submitted May 12, 2011**
> **File No. 001-33816**

Dear Mr. Heckmann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed March 14, 2011
Response submitted on May 12, 2011

1. We are not persuaded by your analysis of SAB Topic 1.M. and continue to believe that you should revise the Item 4.02(a) Form 8-K to disclose the correction of the fair value of the contingent consideration from additional paid-in capital to a liability and its impact on the financial statements.

Mr. Richard J. Heckmann
Heckmann, Corp.
May 27, 2011
Page 2

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services